October 2, 2015

Via Edgar

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014 Form 10-Q for Quarterly Period Ended June 30, 2015

File No. 001-14050

Dear Mr. Wilson:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K and 10-Q referenced above, as set forth in the letter to the Company dated September 9, 2015.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

Form 10-Q for Quarterly Period Ended June 30, 2015

Financial Statements

Note 3. Business Combinations, page 10

Comment # 1:

1.	Please tell us the following related to the Kofax acquisition and intangible assets valuations:

o
The methodologies and approaches used to value the developed technology, customer relationships, trade names and other intangible assets, as well as the specific assumptions used. Also, please tell us the discount rates used in the valuation of the intangible assets compared with the implied rate of return on the transaction.

o	Given Kofax’s historical presence in the market and perceived brand recognition of its products, please explain why there was not more value ascribed to trade names.

o	For developed technology and customer relationships, explain if market participant revenue and cost synergies were included as appropriate.

Response # 1:

•	Valuation Methods and Assumptions:

o
Technology - The technology assets were valued using the Income Approach, specifically the Multi-Period Excess Earning Method (“MPEEM”). There were four separate revenue streams considered in the overall projections for Kofax, including license, upgrade maintenance, bug fix maintenance and professional services.  The maintenance revenue stream was bifurcated between bug fix maintenance and upgrade maintenance.  The bug fix revenue is the portion of revenue attributable to providing call center customer support and minor bug fixes and was considered to be attributable to the customer relationships asset.   The license and upgrade maintenance revenue streams were attributed to the existing technology asset.  Forecasted cash flows related to existing technology were estimated to obsolesce over an eight year period (six years for the license portion of the revenue and an additional two years for maintenance revenue), based on the specific attributes and upgrade cycles of the underlying components of the technology.  The estimated amortization period is generally based on the amount of time during which the Company expects to realize substantially all of the forecasted cash flows.  Charges were taken for related costs and expenses and for contributory assets including the trade name, the customer relationships asset1, working capital, fixed assets and assembled workforce.  The forecasted cash flows for in-process technology also include estimated costs to complete the project.  A tax amortization benefit was added based on the tax regulations for the local jurisdictions that have rights to the existing technology.  The cash flows for the developed technology were discounted using a rate based on a discount of 100 basis points to the Weighted Average Cost of Capital (“WACC”) for the business. The cash flows for the in-process technology were discounted using a rate based on a premium of 50 basis points to the WACC for the business.

o
Customer Relationships - The customer relationships asset was valued using two separate methodologies. The bug fix maintenance revenue stream was attributed to the existing customer relationships asset and was valued using a MPEEM given that the customer relationships were considered to be the primary asset in relation to this revenue stream.  The customer revenue from the remaining revenue streams (license, upgrade maintenance, and professional services) was valued using the Income Approach, specifically the with-or-without method given that the technology was considered to be the primary asset related to these revenue streams.

•
In the MPEEM analysis a retention rate was applied to the cash flows based on Kofax’s historical retention levels. Charges were taken for related costs and expenses and for contributory assets including the trade name, working capital, fixed assets and

1 The customer relationships asset was valued using two methodologies (MPEEM and with-or-without methods).  The technology was only charged for the use of the customer relationships valued under the with-or-without method, as the MPEEM customer relationships valuation bifurcated revenue and profits from the technology MPEEM valuation (bifurcation of cash flow rather than use of contributory charges).  Refer to the customer relationships valuation methodology section for further detail.

assembled workforce. The cash flows related to the MPEEM portion of the customer asset were discounted using a rate based on a discount of 50 basis points to the WACC for the business.

•
The customer relationships revenue from the remaining revenue streams (license, upgrade maintenance, and professional services) was valued using the Income Approach, specifically the with-or-without method. The value of the customer relationships related to these three revenue streams was used as the basis for the charge for the return on the customer relationships taken in the technology valuation (as discussed above). In the with-or-without method it was estimated that it would take four years to rebuild Kofax’s customer base if the customer relationships were not acquired.  In the “without” scenario, operating expenses were adjusted based on an assumption that a portion of the operating expenses were fixed and a portion were variable. The differences in the cash flows from the “with” scenario and the “without” scenario were discounted using a rate based on a discount of 50 basis points to the WACC for the business.

•	A tax amortization benefit was added based on the tax regulations for the local jurisdictions where the majority of the customer relationships revenue is generated.

o
Trade Name - The trade name was valued using the Income Approach, specifically the relief from royalty method.  All revenue was considered attributable to the Kofax trade name.  The Kofax trade name is currently used as both a company name and product name.  It was determined that a market participant would transition away from using the Kofax name as a company name but continue using the product trade name for a period of time.  A company business-to- business royalty rate was assumed for the first six months, representing the time over which the trade name would be used as a company name, and a lower royalty rate was selected for the remainder of the six year life, representing the time over which the trade name would be used as a product name.  The decline in the royalty rate was based on consideration of the relative strength and ability to drive revenue for a business name as compared to a product name, given that a market participant would leverage their own trade name as a business name after the transition.  The six year cash flow period for the product name is consistent with the cash flow period for the license revenue related to the existing technology asset.  The cash flows related to the trade name were discounted using a rate based on a discount of 50 basis points to the WACC for the business.  A tax amortization benefit was added based on US tax regulations.

o
Non-compete Agreements - The non-compete agreements were valued using the Income Approach, specifically the with-or-without method.  Prior to Lexmark’s acquisition of Kofax, Kofax had legacy non-compete agreements as a result of its own acquisitions.  The Company estimated the effect on forecasted cash flows in the absence of the non-compete agreements.  The forecasted cash flows related to the non-compete agreements were discounted using a rate based on the WACC for the business.  Tax amortization benefits were added based on the tax regulations for the local jurisdictions for the entities that entered into the non-compete agreements.

o
The internal rate of return on the transaction, as well as the WACC, and Weighted Average Return on Assets (“WARA”) of the business were all within 50 basis points of one another.  A WARA analysis was performed to demonstrate that there was a level of consistency with the discount rates applied to the individual assets and the overall return on the transaction.

•
The Kofax trade name was valued from a market participant perspective.   Lexmark plans to phase out the use of the Kofax name as a company name, but will continue to use the name as a product name going forward.  Based on consideration of other likely potential acquirers (i.e. those companies that could reasonably integrate Kofax into their operations), this treatment is believed to be consistent with that of other market participants.  Furthermore, although the name has brand recognition, it is the technology asset and its functionality that drives revenue and future purchases by both new and existing customers (the technology is the primary intangible asset).  The potential for defensive value related to the brand name beyond the six year life was also considered.  Due to the importance of the technology (as noted above) and the relative sophistication of the primarily business comprised customer group, it was determined that the brand would not retain incremental ability to derive excess revenue or profits as compared to a generic brand name after the six year period.  As such, no additional defensive value was considered from a market participant perspective. Lexmark’s recent rebranding of its software business from Perceptive to Lexmark Enterprise Software demonstrates the Company’s belief that the underlying technology is the key sales driver.

•
Forecasted cash flows included cost synergies related to reductions in selling, general and administrative expenses as well as revenue synergies related to selling Kofax products into Lexmark’s existing customer base.  The cost synergies were considered to be achievable by other market participants and were included in the valuation of the customer relationships and technology assets.  The revenue synergies were also considered to be achievable by other market participants, and were included in the valuation of the technology, but would have not been considered in the valuation of the customer relationships as they do not relate to the existing customer base of Kofax.

Comment # 2:

2.
You disclose that the reasons for the acquisition of Kofax Limited were to strengthen your offerings and strengthen the Company’s portfolio of capture solutions in the market. Accordingly the goodwill resulting from the Kofax acquisition was assigned to your Enterprise Software segment and represents future revenue and profit growth. Please tell us the specific synergies or other qualitative factors the Goodwill represents and how you expect to realize future economic benefits from this acquisition.

Response # 2:

The goodwill is primarily representative of future technology and future customers that the business is expected to develop and the revenue synergies that the Company expects to achieve from the acquisition as it sells into its existing customer base. The market participant cost synergies, which were included in the valuation of the customer and technology assets, will benefit both existing assets as well as future assets, including technology and customer relationships, that are expected to achieve higher cash flow as such synergies are realized.  The goodwill resulting from this acquisition, as a percentage of overall purchase price, is consistent with allocations observed across the software industry.

In connection with providing the above response to your comment, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have additional questions or comments.

Regards,

/s/David Reeder

David Reeder

cc:           Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Ralph Martino, Partner, PricewaterhouseCoopers LLP